EXHIBIT 4.1

DESCRIPTION OF COMMON STOCK

First Capital is authorized to issue 7,500,000 shares of common stock having a par value of $.01 per share. Each share of First Capital's common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Dividends.    First Capital can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. The payment of dividends by First Capital is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of First Capital are entitled to receive and share equally in any dividends as may be declared by the board of directors of First Capital out of funds legally available for the payment of dividends. If First Capital issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.    The holders of common stock of First Capital possess exclusive voting rights in First Capital. They elect First Capital's board of directors and act on any other matters as are required to be presented to them under applicable law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. First Capital's articles of incorporation, however, provide that a holder of First Capital common stock who owns, together with certain affiliates or persons acting in concert, in excess of 10% of the then-outstanding shares of common stock cannot vote any shares in excess of 10% unless permitted by the board of directors of First Capital. If First Capital issues preferred stock, holders of preferred stock may also possess voting rights. Certain matters require the vote of 80% of the outstanding shares entitled to vote thereon.

Liquidation.    In the event of liquidation, dissolution or winding up of First Capital, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of First Capital available for distribution. If First Capital issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights.    Holders of the common stock of First Capital are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.